TRAIL ONE, INC.
1844 South 3850 West
Salt Lake City, UT 84104

May 9, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	TRAIL ONE, INC. Amendment No. 3 to Registration Statement on Form S-1 Filed on April 19, 2011 File No. 333-170781

Attention:  Tonya Bryan of Julie F. Rizzo’s office

To Whom It May Concern:

In response to your letter dated March, 30, 2011, TRAIL ONE, INC. wishes to address the following comments.

General

1.   Please revise your table of contents to include the Description of Property and Independent Director/Corporate Governance Committee sections.

We acknowledge the Commission’s comment and have updated the table of contents accordingly.

Registration Statement Cover Page

2.   Please remove the "small business issuer" designation on the cover of the registration statement.

We have noted this comment and have amended and deleted the “small business issuer” designation on the cover of the registration statement.

Calculation of Registration Fee Table

3.   We note your response to our prior comment three and reissue our comment. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly

We have noted this comment and have revised the registration to be pursuant to Rule 457(a) as opposed to Rule 457 (o).

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended. This includes stock to be sold by the selling stockholder.

Prospectus Cover Page

4.   We note your disclosure in the last sentence on the prospectus cover page. Please advise as to what supplements you may have to the prospectus. Alternatively, please delete the reference to any supplements to the prospectus

We have noted this comment on the Prospectus cover page and have deleted the reference to any supplements to the prospectus.

Prospectus Summary, page 1

General Introduction, page 1

5.   Please revise the first paragraph of this section to update your losses from inception to December 31, 2010

We acknowledge the Commission’s comment and have up dated the Company’s cumulative losses of $24,508 through December 31, 2010 accordingly.

6.   We note your response to our prior comment four and reissue our comment in part. It is still unclear from your disclosure how you intend to market individualized license tags to the wholesale market. Please clarify what product will actually be sold to the wholesale customers.

License plate tags are more commonly known as license plate frames/holders.  Our product is a computer generated license plate tag, produced by using a highly sophisticated laser guided CNC metal cutting flat surface screened lathe/cutter, which will be made to order to each specific customer’s wants and desires with an individualized custom look.  The material used for each license plate tag will be aluminum.  Then each individualized license plate tag will be embellished with personalized and customized script based on customer demand. We intend to sub-contract the actual manufacturing of each license plate tag to a manufacturer to our approved specifications. Each tag will be a special order by the end user.  The end user will be able to order the tag directly from Trail One’s website or by placing a specialty order with a wholesaler.  We intend to market the sale of our product to wholesalers on a ‘pre-order basis’. With respect to the wholesale market, we will solicit bulk sales to wholesalers who will order our products from a catalogue prior to the commencement of our manufacturing process which they will then be able to re-sell to the general public, as well as, through licensing ventures.

7.   Please revise to explain why there is a significant price range of $80 to $700 per tag at which you plan to sell your products to wholesalers. Please also advise as to how this disclosure regarding the price range is consistent with the disclosure in the last full paragraph on page 16 regarding a selling price of $150.

We have noted this comment and have revised the disclosure on page 1 to be consistent with the selling price of $150 noted in the disclosure on, or about, page 16.

8.   Although we note your response to our prior comment six, please revise your registration statement throughout to disclose consistently your plans to raise capital through equity security sales, debt instruments, and private financing. In this regard we note, for example, your disclosure on pages 15, 17, 22, 23, 25, and 27.

We have noted this comment and have revised our registration statement to disclose our plans to raise capital through equity security sales, debt instruments and private financing throughout.

Risk Factors, page 3

9.   We note your response to our prior comment nine. Please advise as to why it is only the risks described on page ten of the prospectus that, if realized, could harm your business, operating results and financial condition. Alternatively, please revise your disclosure to clarify that all risks described in the Risk Factors section beginning on page 6 could impact your business, operating results and financial condition.

We have noted this comment and have revised the disclosure that all risk described in the Risk Factors section beginning on, or about, page 6 could impact our business, operating results and financial condition.

The Company's financial condition, business, operation and prospects involve a high degree of risk. You are urged to carefully read and consider the risks and uncertainties beginning on page 6 of this prospectus entitled Risk Factors as well as the other information in this report before deciding to invest in our Company. All known materials risks are discussed in the Risk Factors section of this prospectus.  If any of the risks beginning on Page 6 of this Prospectus entitled “Risk Factors” are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means that our stockholders could lose all or a part of their investment

Risk Factors, page 6

We require additional capital which we may not be able to raise, page 6

10.   We note your response to our prior comment ten and reissue in part. Please clarify where you accounted for the cost of $10,000 for development of strategic relationships described on page 23.

We have noted the comment and have deleted the cost of $10,000 for development of strategic relationships throughout.

11.   We note your response to our prior comment 11. Please advise as to how the new estimated cost to register the shares of common stock of $40,000 is consistent with your estimated monthly burn rate of $2,500, especially in light of the fact that you anticipate $15,000 in costs associated with public company reporting requirements and newly applicable corporate governance requirements. Please also reconcile these disclosures with the disclosure in the first two sentences of the first full paragraph on page 23 and the disclosure in the last sentence of the fifth full paragraph on page 24.

We have noted the comment and have revised throughout the estimated cost to register the shares to be $45,000 which is more consistent with our burn rate and public reporting requirements.

We have a short development state operating history, page 9

12.   Please revise this risk factor to correct your reference to "December 31, 2011." In addition, revise the risk factor because it appears to be incomplete or advise.

We have noted this comment and have revised the disclosure on, or about, page 10.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 16

General Overview; Nature of Business, page 16

13.   We note your response to our prior comment 17; however, you continue to state that you will provide an internet site in March 2011 for customers to purchase automobile license plate tags. Please revise your disclosure to describe the current status of your website.

We have noted this comment and have revised our disclosure to describe the current status of our website on page 17.

Trail One will provide in May of 2011 an internet site where customers can purchase the automobile license plate tags. We need further funding to develop our website.  Our website address is: www.trailonecnc.com.

14.   We note your disclosure in the four bullet points on page 18. The uses for the $75,000, if raised, set forth in these four bullet points do not appear to match the disclosure in the risk factor starting at the bottom of page 6. We also note that the disclosure in the six bullet points at the bottom of page 23 and in the four bullet points on page 27 appear inconsistent with the above referenced disclosure on pages 6 and 18. Please advise or revise for consistency.

We have noted this comment and have revised our disclosure for consistency throughout.

•
The implementation of our direct sales model through Mr. Montrone through the commencement of sales will cost at least $75,000. We need to establish and print all of the marketing material. We have allocated $35,000 toward marketing materials which include filers, broachers, direct marketing DVD’s and mailing costs.  The Company intends to allocate these funds as soon as they are available.

•	$10,000 towards costs associated with public company reporting requirements, and $5,000 related to expenses associated with newly applicable corporate governance requirements.
•
.Software and hardware to develop an internet site will cost the Company at least $10,000.  As an Automobile license plate tags company continued improvements and upgrades will be required. User features and website content updates are vital to continued visitations by online users. This cost signifies the system creation. The Company intends to allocate these funds within four months of the funds becoming available

•
Program administration and working capital expenses until such time as there are sufficient sales to cash-flow operations will cost the Company at least $15,000. This is the necessary working capital to fund operations until such time as revenues exceed expenses. This will cover management expenses such as those from industry consultants in the automobile accessory business, and advisors. The Company intends to pay its consultants, advisors fees and working capital expenses as they become due.

Liquidity and Capital Resources, .page 22

15.   We note your response to our prior comment 15 and we still note your disclosure in the last sentence on page 22 that you may have to reduce expenses, including officer's compensation, if you are unable to achieve profitable operations in the near term.  We note similar disclosure in the second sentence of the first full paragraph on page 22. These statements appear to conflict with your disclosure on pages 33 and 34 which indicate that you are not paying any salaries at this time and do not have any current intention of paying any salaries. Please advise or revise for consistency.

We have noted this comment and have deleted the disclosure on page 22 and 24 that we may have to reduce officer’s compensation to be consistent with our disclosures on page 33 and 34.

We believe that our existing sources of liquidity are $NIL , along with cash expected to be generated from the sale of our one product will not be sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. In the event the Company is unable to achieve profitable operations in the near term, it may require additional equity security sales, debt instruments, private financing. However, we cannot assure that such financing will be available to us on favorable terms, or at all. We will continue to monitor our expenditures and cash flow position, but at some time in the future we may need to obtain additional financing to complete our business plan.  There is no assurance that we will be able to obtain such financing if needed and the failure to do so could negatively impact the viability of our company to continue with this business and the business may fail.

Satisfaction of Our Cash Obligations for the Next Twelve Months, page 24_

16.   We note your disclosure regarding the development of the necessary software for the CNC machine and programming of the CNC machine. Please revise to disclose who will perform these functions, their costs and estimated time to complete these tasks. If applicable, please also revise your Plan of Operation section to include these tasks and the timeframes for their completion.

We have noted the comment and have revised to disclose who will perform these functions, their costs and estimated time to complete the tasks.  Respectfully, the cost for the development of the necessary software for the CNC machine and programming of the CNC machine is stated on page 26 ($15,000).

As of December 31, 2010, our cash balance was $959.  Our plan for satisfying our cash requirements for the next six months, estimated to be between approximately $15,000, is through generating revenue from our tags (no tags have been sold at this time), sale of shares of our common stock, third party financing, and/or traditional bank financing. We anticipate some product generated income during that same period of time, but do not anticipate generating sufficient amounts of revenues to meet our working capital requirements. Consequently, we intend to make appropriate plans to insure sources of additional capital in the future to fund growth and expansion through additional equity or debt financing or credit facilities.  The $15,000 cost estimate is calculated based on: (1) the acquisition of the aluminum to make the license plate tags; (2) the development of the necessary software for the CNC machinery to make the license plate tags; (3) the programming of the CNC machinery with the aforementioned software.  The company being subcontracted to produce the automobile license plate tags will perform these functions.  Additionally, the $15,000 cost estimate is the price we were quoted by the company subcontracted to: (1) acquire the aluminum to make the license plate tags; (2) develop the necessary software for the CNC machinery to make the license plate tags; and (3) program the CNC machinery with the aforementioned software.  The estimated time frame to complete these tasks is dependent on the subcontracted company.

Plan of Operation, page 25

17.   We note your response to our prior comment 20 and reissue our comment. Please revise your Plan of Operation section to include the description of your business plan that currently appears in the Description of Business section on page 27. In addition, please describe your plan of operation in more detail here and in the Management's Discussion and Analysis of Financial Condition and Results of Operations section. For example, please revise to indicate when you plan to begin producing the tags. In doing this, discuss each specific step you intend to take to begin producing the tags and your intended sources and uses of funds. Provide timeframes and quantified estimates of these amounts for each step in producing the tags and discuss what marketing methods you intend to focus on. Also indicate what your priorities in the use of funds are if you do not obtain the full amount required to finance your operations.

We have noted the comment and have revised the Plan of Operation section to the description of our business plan currently appearing in the Description of Business on page 27.  Additionally, we have revised the Management’s Discussion and Analysis of Financial Condition and Result of Operation section to indicate when we plan to begin producing our tags.

Once the Company raises the necessary 75,000, and the necessary software for the CNC machines is developed and installed, we will begin producing the license plate tag for automobiles.  If we are not able to obtain the full amount required to finance our operations, we will reduce the amount we have allocated for our marketing materials accordingly.

Description of Business. page 26

Employees, page 31

18.   We note your response to our prior comment 25 and your plans to begin paying Mr. Montrone's salary when you raise $75,000 in funding. However, on page 33 you state that you will not pay any compensation until your operations generate sufficient cash flow. Please revise for consistency or advise.

We note your comment and have revised the section Employees for consistency on, or about, page 34.  Additionally, The Company has revised the Section Remuneration of Directors and Officers on, or about, page 36 for consistency.

Ralph Montrone presently does not receive a salary or benefits in any form.  Until the Company raises the aforementioned $75,000, Mr. Montrone will not receive a salary. Once the Company raises sufficient funding of $75,000, Mr. Montrone will be paid a salary of $2,000 per month and he will devote 40 hours to the Company

REMUNERATION OF DIRECTORS AND OFFICERS

Trail One, Inc. has made no provisions for paying cash or non-cash compensation to its officers and sole director. No salaries are being paid at the present time, and none will be paid unless the Company is able to raise $75,000 in funding.

Management, page 31

Directors, Executive Officers, Promoters and Control Persons, page 31

19.   Please provide the information in the table in this section as of a more recent date than September 9, 2010.

We acknowledge the Commission’s comment and have up dated the Company’s through May 9, 2011.  There has been no change to this information, other than the increase to Mr. Montrone’s age.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

20.   We note your responses to our prior comments 2 and 11. Please update this section as appropriate.

We acknowledge the Commission’s comment and have updated the table in Item 13 as follows:

Legal Fees and Expenses	$24,500	*
Audit Fees and Expenses	9,000	*
Accounting Fees and Expenses	9,000	*
Miscellaneous Filing Fees and Office Expenses	2,500
Total	$45,000	*

Closing Comments

Based on the Company’s amendments to its S-1 filing dated April 15, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Ralph Montrone
Ralph Montrone

Chief Executive Officer

TRAIL ONE, INC.